

November 21, 2011

Via E-mail
Mr. Javan Khazali
President
New Western Energy Corporation
20 Truman, Ste. 204
Irvine, California 92620

> **Re: New Western Energy Corporation**
> **Amendment No. 3 to Registration Statement on Form 10**
> **Filed October 26, 2011**
> **Current Reports on Form 8-K Furnished on October 17, 2011,**
> **October 27, 2011 and November 14, 2011**
> **File No. 0-54343**

Dear Mr. Khazali:

We have reviewed your amendment, and your letter dated October 25, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Current Reports on Form 8-K Furnished on October 17, 2011, October 27, 2011
and November 14, 2011

1.   We note that you furnished current reports on Form 8-K under Items 7.01 and 9.01 on October 17, 2011, October 27, 2011 and November 14, 2011 reporting the acquisition of a lease, the execution of an operating agreement with respect to your Phillips lease, and the execution of an operating agreement with respect to your Glass lease, respectively. Please tell us why you did not file such current reports on Form 8-K pursuant to Item 1.01 of such form. In that regard, we note that the lease agreement and operating agreements each appear to be material definitive agreements not made in the ordinary course of your business, and on which your business is substantially dependent. Please refer to Instruction 1 to Item 1.01 of Regulation 8-K. In addition, and with a view toward

disclosure, please tell us how the operating agreements impact your arrangements with the operators for the Phillips and Glass leases that you describe in your registration statement on Form 10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Craig Arakawa (Staff Accountant) at (202) 551-3650 or Karl Hiller (Accounting Branch Chief) at (202) 551-3686, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or Laura Nicholson (Staff Attorney) at (202) 551-3584 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

Roger Schwall
Assistant Director